

March 5, 2014

<u>Via E-mail</u>
Jeffrey A. Williams
Chief Financial Officer
America's Car-Mart, Inc.
802 Southeast Plaza Avenue, Suite 200
Bentonville, Arkansas, 72712

> **Re: America's Car-Mart, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2013**
> **Filed June 21, 2013**
> **File No. 000-14939**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion & Analysis, page 20</u>

1. In future filings, please ensure that you provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focuses in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

    - An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

- A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

In this regard, we believe a more robust discussion of the supply of used cars and trends therein would be helpful to readers. We note that that the Form 10-Q for the periods ended October 31, 2013 and January 31, 2014 discuss that an increase in the cost of sales was caused, in part, "by the overall decrease in new car sales during the recession when compared to pre-recession levels." Please elaborate upon these trends and tell us what your future disclosure will look like. In this regard, we also note your disclosure on page 27 of your annual report that "[t]he purchase price the Company pays for a vehicle has a significant effect on liquidity and capital resources…[d]ecreases in the overall volume of new car sales, particularly domestic brands, leads to decreased supply in the used car market." We also note your indication on page 27 of your annual report that you have "devoted significant efforts to improve your purchasing processes to ensure adequate supply at appropriate prices," however; it's not clear where you discuss these efforts. Please tell us what this disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director